ARRIVAL
60A, RUE DES BRUYÈRES, L-1274 HOWALD
GRAND DUCHY OF LUXEMBOURG
R.C.S. LUXEMBOURG: B248209

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VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on 3 April 2023. Follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/ARVL2023SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on 3 April 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V10549-Z84702

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARRIVAL

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	To reduce the share capital of the Company by an amount of eighty-three million five hundred twenty-five thousand five hundred and ninety United States dollars and thirteen cents (USD 83,525,590.13) so as to reduce it from its current amount of eighty-three million six hundred eighty-two thousand one hundred twenty-two United States dollars and thirty-five cents (USD 83,682,122.35) to one hundred fifty-six thousand five hundred thirty-two United States dollars and twenty-two cents (USD 156,532.22) without cancellation of shares (the "Share Capital Reduction") and to allocate the proceeds of such capital reduction to a newly created free reserve.	☐	☐	☐
2.	To approve the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, in order to reflect the Share Capital Reduction and the reduction of the accounting par value of the shares of the Company resulting from such Share Capital Reduction.	☐	☐	☐
3.	To approve a share consolidation of all the shares of the Company, having an accounting par value (the "Existing Shares"), by means of a reverse stock split at a consolidation ratio to be set between 1-for-30 and 1-for-50 (included) (the "Consolidation Ratio") by the board of directors of the Company, subject to approval of the resolutions to be taken on the basis of the below agenda items, to be implemented on such date as decided by the board of directors of the Company, and to approve the round-up treatment of Existing Shares that cannot be consolidated into a whole number of consolidated shares.	☐	☐	☐
4.	To approve the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, in order to reflect the consolidation of the Existing Shares pursuant to the Consolidation Ratio.	☐	☐	☐
5.	To delegate all powers to the board of directors of the Company to implement the foregoing, including to set the Consolidation Ratio, to set the effective date of consolidation of the existing shares of the Company, to issue shares under the authorised capital of the Company or to allocate shares held in treasury by the Company, to confirm the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, to update the share register of the Company and to do any and all formalities in connection therewith.	☐	☐	☐
6.	To approve the appointment by the board of directors of the Company of Denis Sverdlov as class A director in replacement of Frank Peter Cuneo made on 23 November 2022 in accordance with article 441-2 of the Luxembourg law on commercial companies dated 10 August 1915, as amended.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

This proxy will be automatically invalidated if the undersigned was not the holder of record of the referenced shares in the Company at 4:00 p.m. Eastern Time on 28 March 2023 (the "Record Date").
In order to be taken into account, you must return the completed proxy form no later than 3 April 2023 (11:59 p.m. Eastern Time).
The full text of the proposed resolutions related to these agenda items has been made available on the Arrival website, and has been sent to the shareholders as part of the convening documentation.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V10550-Z84702 Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. ARRIVAL Extraordinary General Meeting of Shareholders 6 April 2023, 2:00 PM Luxembourg Time This proxy is solicited on behalf of the Board of Directors of Arrival I/WE, the undersigned, being an authorized person(s) with full capacity to represent and submit this Shareholder Proxy Form on behalf of the Shareholder with the name and address indicated at the front of this document, and holding the amount, stated in this document, of ordinary shares in Arrival, a Luxembourg public limited liability company (société anonyme) with registered office at 60A, rue des Bruyères, L-1274 Howald, Grand-Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés, Luxembourg) under number B 248209 ("Arrival" or the "Company"), hereby gives special power of attorney, with full power of substitution, to Cormac McGrath, with professional address in the Grand Duchy of Luxembourg (the "Attorney"), acting individually, with full power of substitution, as the undersigned's true and lawful agent and attorney-in-fact, in order for the Attorney to individually represent the undersigned at the Extraordinary General Meeting (the "EGM") of the shareholders of Arrival, to be held on 6 April 2023 starting from 2:00 p.m. (Luxembourg time), or on any other date or at any other Time or location should the EGM be reconvened with the agenda on the reverse side of this document, and to vote as indicated on the reverse side of this document. I/WE authorize the Attorney, for and on behalf of the Shareholder, to sign all deeds and documents or do all acts necessary or useful in respect of the performance of this power of attorney, even though not especially indicated, promising to ratify such acts and signatures if need be under this power of attorney, which shall be irrevocable for a period ending on 31 December 2023. This power of attorney is governed by, and shall be construed in accordance with, Luxembourg law. The courts of the district of Luxembourg City shall have exclusive jurisdiction to hear any dispute or controversy arising out of or in connection with this power of attorney. Any item left blank will be voted IN FAVOR. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side